EXHIBIT 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders (the “Meeting”) of Centerra Gold Inc. (“Centerra” or the “Company”) will be held on May 5, 2026 at 11:00 a.m. (Toronto time) in order for shareholders of Centerra to:

1.	receive the audited financial statements for the year ended December 31, 2025 and the auditors’ report thereon;
2.	elect directors of Centerra for the ensuing year;
3.	re-appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors;
4.	consider, and if deemed advisable, approve, a non-binding advisory resolution to accept Centerra’s approach to executive compensation; and
5.	transact such other business as may properly come before the Meeting, or any postponement or adjournment thereof.

Similar to last year, to permit a greater number of shareholders to attend the Meeting, Centerra will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at www.meetings.lumiconnect.com/400-905-228-434. At this website, shareholders will have an equal opportunity to attend, participate fully in the Meeting in real time as if it were held in-person and vote their common shares of Centerra accordingly at the Meeting, regardless of geographic location. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online. Non-registered shareholders (being shareholders who beneficially own common shares of Centerra that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but guests will not be able to vote or ask questions at the Meeting.

A Centerra shareholder who wishes to appoint a person other than the Centerra proxyholders identified on the form of proxy or voting instruction form accompanying this notice (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the management information circular and on their form of proxy or voting instruction form accompanying this notice. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving a control number, which is used as their online sign-in credentials and is required for them to vote at the Meeting. Without a control number, such proxyholder will only be able to attend the Meeting online as a guest. Non-registered shareholders located in the United States must also provide TSX Trust with a duly completed legal proxy if they wish to vote at the Meeting or appoint a third party as their proxyholder.

The Board of Directors of Centerra has fixed the close of business on March 18, 2026 as the record date to determine which shareholders are entitled to receive notice of and to vote at the Meeting, or any postponement or adjournment thereof.

This year, Centerra is using “notice-and-access” to deliver meeting materials to shareholders. Accordingly, this Notice of Meeting and the accompanying management information circular and our audited annual financial statements for the financial year ended December 31, 2025, along with the related management discussion and analysis, can be viewed online on the Company’s website at www.centerragold.com, under the Company’s profile on SEDAR+ at www.sedarplus.ca, or at www.docs.tsxtrust.com/CG. Under notice-and-access, Centerra shareholders of record, as of the close of business on March 18, 2026, will receive a notice-and-access notification containing information about how to access these documents electronically, together with a proxy form or voting instruction form enabling Centerra shareholders to vote at the Meeting. The notice-and-access notification will also provide instructions on how to vote at the Meeting and on how to receive paper copies of the meeting materials.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Yousef Rehman”

Yousef Rehman
Executive Vice President, Legal and Public Affairs
Toronto, Ontario, Canada March 20, 2026